As filed with the Securities and Exchange Commission on January 29, 2016

Registration No. 333-208553

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 3 TO

REGISTRATION STATEMENT

UNDER

SCHEDULE B

OF

THE SECURITIES ACT OF 1933

THE REPUBLIC OF TURKEY

(Name of Registrant)

Turkish Embassy

Office of the Economic Counselor

2525 Massachusetts Avenue, N.W.

Washington, D.C. 20008

(Name and address of authorized agent in the United States)

Copies to:

Steven G. Tepper

Arnold & Porter LLP

399 Park Avenue

New York, New York 10022

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

The securities being registered hereby are to be offered on a delayed or continuous basis pursuant to Release Nos. 33-6240 and 33-6424 under the Securities Act of 1933.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to Be Registered	Proposed Maximum Aggregate Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price(1)(2)(3)	Amount of Registration Fee(4)(5)
Debt Securities	$5,000,000,000	100%	$5,000,000,000	$399,933.29

(1)	Estimated solely for the purpose of calculating the registration fee.
(2)	Exclusive of accrued interest, if any.
(3)	Pursuant to the provisions of Rule 429 under the Securities Act of 1933, the Prospectus contained herein also relates to debt securities having an aggregate principal amount of $1,028,467,904 or the equivalent thereof in one or more other currencies or currency units, registered under the Registrant’s Registration Statement No. 333-170922 under Schedule B and not previously sold in the United States. In the event any previously registered debt securities are offered prior to the effective date of this Registration Statement, they will not be included in any prospectus hereunder.
(4)	The $399,933.29 paid by the Registrant with this Registration Statement relates to debt securities having an aggregate principal amount of $3,971,532,096 or the equivalent thereof in one or more other currencies or currency units, being registered hereby. The registration fee with respect to the Registrant’s $1,028,467,904 aggregate principal amount of debt securities registered under Registration Statement No. 333-170922 filed on February 3, 2011 was paid at the time such Registration Statement was filed.
(5)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note

This Registration Statement is being filed pursuant to Rule 429. This Registration Statement and the Prospectus included herein and constituting a part hereof relate to debt securities having an aggregate principal amount of $5,000,000,000 of which $1,028,467,904 aggregate principal amount of debt securities has been previously registered under the Registrant’s Registration Statement No. 333-170922 under Schedule B and not previously sold in the United States. In the event any previously registered debt securities are offered prior to the effective date of this Registration Statement, they will not be included in any prospectus hereunder.

In the event that Turkey elects to offer securities on different terms or in a different manner from that specified in the Prospectus included herein, the securities may be offered from time to time pursuant to Release Nos. 33-6240 and 33-6424 under the Securities Act of 1933 as separate issues of debt securities on terms and in the manner to be specified in the separate Prospectus Supplements to be delivered in connection with each such offering and filed with the Securities and Exchange Commission pursuant to Rule 424(b).

PART II

EXPENSES

The following is an estimate of the fees and expenses, other than underwriting discounts and commissions, but including fees and expenses that are borne or reimbursed to the Registrant by the underwriters, in connection with the issuance and distribution of the debt securities that are the subject of this Registration Statement:

Securities and Exchange Commission filing fee	$399,933.29	**
Costs of printing and preparing Registration Statement, Prospectus and other documents	$50,000	*
Fiscal agent fees and expenses	$50,000	*
Legal fees and expenses	$400,000	*
Rating Agencies’ Fees	$50,000	*
Miscellaneous	$25,000	*

Total	$974,933.29

*	Estimated.
**	The $399,933.29 paid by the Registrant with this Registration Statement relates to debt securities having an aggregate principal amount of $3,971,532,096 or the equivalent thereof in one or more other currencies or currency units, being registered hereby. The registration fee with respect to the Registrant’s $1,028,467,904 aggregate principal amount of debt securities registered under Registration Statement No. 333-170922 filed on February 3, 2011 was paid at the time such Registration Statement was filed.

AGREEMENT TO PROVIDE LEGAL OPINIONS

The Registrant hereby agrees to furnish copies of the legal opinions of the First Legal Advisor, Undersecretariat of Treasury, Prime Ministry, as required in connection with any issue of securities under this Registration Statement in post-effective amendments to this Registration Statement or in any report filed under the Securities Exchange Act of 1934, as amended, that is incorporated by reference in this Registration Statement.

UNDERTAKINGS

The Registrant hereby undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that the Registrant shall not be required to file a post-effective amendment, otherwise required by clause (i) or clause (ii) above, if the information required to be included in a post-effective amendment is contained in any report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement.

(b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities covered thereby, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d) That, for the purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as a part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(e) That, for the purpose of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report on Form 18-K or amendments thereto under the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered thereby and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

CONTENTS OF REGISTRATION STATEMENT

This Registration Statement consists of:

1.	Facing Sheet.

2.	Part I, consisting of the Prospectus.

3.	Part II, consisting of pages numbered II-1 through II-5.

4.	The following Exhibits:

(1)	Form of Underwriting Agreement. *

(2)	Form of Fiscal Agency Agreement, by and between the Registrant and The Bank of New York Mellon, including the form of debt securities.*

(3)	Form of Fiscal Agency Agreement, by and between the Registrant and Citibank, N.A., London Branch, including the form of debt securities.*

(4)	Opinion of the First Legal Advisor, Undersecretariat of Treasury, Prime Ministry, The Republic of Turkey, as to the legality of the Securities.**

(5)	Consent of the First Legal Advisor, Undersecretariat of Treasury, Prime Ministry, The Republic of Turkey (included as part of Exhibit 4).**

(6)	Opinion of Arnold & Porter LLP as to the legality of the Securities.

(7)	Consent of Arnold & Porter LLP (included as part of Exhibit 6).

(8)	Consent of the Director General of Foreign Economic Relations, The Republic of Turkey.**

*	Previously filed and is incorporated by reference herein and made a part of this Registration Statement. The fiscal agency agreements were filed as part of Amendment No. 2 to Turkey’s Annual Report on Form 18 K/A for the fiscal year ended December 31, 2013. The underwriting agreement was filed as part of Amendment No. 3 to Turkey’s Annual Report on Form 18 K/A for the fiscal year ended December 31, 2013.
**	Previously filed.

SIGNATURE OF REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, who is duly authorized to execute the foregoing in her official capacity as Head of Department, Undersecretariat of Treasury, Prime Ministry of the Republic of Turkey, in the City of Ankara, Republic of Turkey on the 29th day of January, 2016

THE REPUBLIC OF TURKEY

By:	/s/ Zeynep BOGA
Zeynep BOGA
Head of Department
Undersecretariat of Treasury
Prime Ministry of the Republic of Turkey

SIGNATURE OF AUTHORIZED AGENT IN

THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, who is duly authorized to execute the foregoing in the official capacity as the Economic Counselor of the Republic of Turkey in Washington, D.C., United States, on the 29th day of January, 2016.

THE REPUBLIC OF TURKEY

By	/s/ Celal Refi Fetholmaz ÖZGEN
Celal Refi Fetholmaz ÖZGEN
Economic Counselor

EXHIBIT INDEX

Exhibit No.

(1)	Form of Underwriting Agreement. *

(2)	Form of Fiscal Agency Agreement, by and between the Registrant and The Bank of New York Mellon, including the form of debt securities.*

(3)	Form of Fiscal Agency Agreement, by and between the Registrant and Citibank, N.A., London Branch, including the form of debt securities.*

(4)	Opinion of the First Legal Advisor, Undersecretariat of Treasury, Prime Ministry, The Republic of Turkey, as to the legality of the Securities.**

(5)	Consent of the First Legal Advisor, Undersecretariat of Treasury, Prime Ministry, The Republic of Turkey (included as part of Exhibit 4).**

(6)	Opinion of Arnold & Porter LLP as to the legality of the Securities.

(7)	Consent of Arnold & Porter LLP (included as part of Exhibit 6).

(8)	Consent of the Director General of Foreign Economic Relations, The Republic of Turkey.**

*	Previously filed and is incorporated by reference herein and made a part of this Registration Statement. The fiscal agency agreements were filed as part of Amendment No. 2 to Turkey’s Annual Report on Form 18 K/A for the fiscal year ended December 31, 2013. The underwriting agreement was filed as part of Amendment No. 3 to Turkey’s Annual Report on Form 18 K/A for the fiscal year ended December 31, 2013.

**	Previously filed.